FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 12, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

3rd Quarter 2010

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) is pleased to present its financial results for the third quarter 2010 (3Q10). These reflect the efforts taken to achieve growth in operating income as a result of a good domestic market performance as well as the consistent recovery in exports, the latter despite the challenges of foreign exchange rate pressures and rising agricultural commodities prices.

Gross sales reached R$ 6.5 billion, an increase of 6.9% in relation to 3Q09 and 3.5% higher when compared with 2Q10. This performance reflects favorable trading conditions in the domestic market for processed products as well as  expected improvements in exports, more especially in the Far East, Middle East, Eurasia and Africa. EBITDA reached R$ 613.6 million, 110.8% higher than 3Q09 and equivalent to an EBITDA margin of 10.8%. Net income were R$ 189.7 million, corresponding to a 3.3% net margin, and a gain of R$ 58 million compared with 2Q10. The significant 700 basis points reduction in costs for the period was also a key driver behind better results and offsetting the increase in operating expenses - the latter already built into our forecasts as a result of the necessary investments in marketing as well as expanded IT systems, and consultancy fees related to the merger process with Sadia.

We continue to await the approval of the anti-trust authorities, the Administrative Council for Economic Defense (CADE), allowing us to finalize the merger of the BRF and Sadia operations. As we have already emphasized in an announcement to the market, we are confident of CADE approval based on the technical arguments which, from our point of view, characterize the operation as pro-competition.

As we are unable to integrate important aspects of the Company’s business while CADE approval is pending, we are focusing our attention on the management of markets, cost savings and incorporation of existing strategies into the business. Our expectations are for a positive fourth quarter due to growth in processed food consumption in the domestic market, especially traditional products characteristic of the year-end holiday season. In line with our forecasts, export markets continue strong on the back of demand for protein.

Despite positive perspectives, we are concentrating our efforts on alleviating pressures arising from a strengthening foreign exchange rate - which is reducing export revenues. The escalating prices of our leading raw materials –

corn and soybeans, besides the increase in prices of cattle in sport market – also require of us a review of prices to ensure profitability, more especially in the case of export markets.

BRF Brasil Foods was selected as leader in the ranking of Brazilian companies analyzed in the  Transparency in Sustainability in Ibovespa Companies 2010 study. The survey was conducted by the Management & Excellence (M&E) consultancy in conjunction with Revista Razão Contábil and the support of IBRI – the Brazilian Institute for Investor Relations. The M&E study, prepared for the fourth consecutive year, evaluated the companies on the basis of 123 criteria of transparency based on initiatives related to Corporate Governance, Sustainability and Social Responsibility.

The Institutional Investor ranking placed BRF and its executives as the best in Latin America in the Food & Beverages sector in 'The 2010 Latin America Investor Relations Perception Study' with the best CEO, CFO, IR Team and IR Program.

This month we are commemorating the anniversary of our capital markets listing - 30 years in the case of BM&FBovespa and 10 years of trading on the NYSE – New York Stock Exchange. To celebrate this occasion, management is to announce company results on BRF Day, beginning with an APIMEC National presentation in São Paulo on November 16 followed by the opening of the trading session at the invitation of BM&FBovespa. The event at the NYSE will take place on November 23, also with a presentation to investors, with BRF management ringing the Opening Bell. We are looking forward to meeting our investors and research analysts at the events, the principal focus of which is to intensify the relationship between management and the capital markets.

São Paulo, November 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors	Nildemar Secches Co-Chairman of the Board of Directors

3rd Quarter 2010

Operating and Financial Indicators

 3rd Quarter 2010

• Gross Sales totaled R$ 6.5 billion, a 6.9% improvement with a growth of 8.4% in the domestic market and 4.5% in export sales.

• Total sales of the meat, dairy and processed products businesses were 1.5 million tons, a 9.3% increase.

• Gross profits amounted to R$ 1.6 billion, a 44.1% rise.

• EBITDA reached R$ 613.6 million, 111% up for the quarter on the back of the performance in the Company’s markets and the reduction in costs for the period.

• Net income was R$ 189.7 million, corresponding to a net margin of 3.3%.

• Financial trading volume in the Company’s shares posted an average of US$ 43.9 million/day during the year, 22.9% less, reflecting the primary share offering and the merger of shares in 3Q09.

HIGHLIGHTS	3Q10	3Q09	% Ch.

Gross Sales	6,540	6,115	7%
Domestic Market	4,118	3,798	8%
Exports	2,421	2,316	5%
Net Sales	5,702	5,294	8%
Gross Profit	1,588	1,102	44%
Gross Margin	27.8%	20.8%	700 bps
EBIT	416	58	613%
Net Income	190	211	(10%)
Net Margin	3.3%	4.0%	(70 bps)
EBITDA	614	291	111%
EBITDA Margin	10.8%	5.5%	530 bps
Earnings per Share*	0.22	0.24	-
* Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

(The variations mentioned in this report are comparisons between first nine months of 2010 (9M10) in relation to the period from January 1 to September 30 2009 (9M09) or the 3rd quarter of 2010 (3Q10) in relation to the 3rd quarter 2009 (3Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified, for comparative accumulative results.  The pro-forma financial statements are to be found in attachments II and III of this report. The results for 3Q10 compared with 3Q09 already fully reflect the consolidation of results for BRF  and Sadia in the light of the incorporations concluded in July 2009).

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3rd Quarter 2010

Quaterly Ebitda

Operating and Financial Information

 Accumulated 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Gross Sales	18,669	12,177	53%	18,669	18,014	4%
Domestic Market	11,687	7,506	56%	11,687	10,948	7%
Exports	6,982	4,671	49%	6,982	7,066	(1%)
Net Sales	16,281	10,600	54%	16,281	15,630	4%
Gross Profit	4,381	2,230	96%	4,381	3,325	32%
Gross Margin	26.9%	21.0%	590 bps	26.9%	21.3%	560 bps
EBIT	1,080	74	1357%	1,080	140	670%
Net Income	374	115	226%	374	222	69%
Net Margin	2.3%	1.1%	130 bps	2.3%	1.4%	90 bps
Adjusted Net Income (1)	374	247	52%	374	354	6%
Adjusted Net Margin	2.3%	2.3%	-	2.3%	2.3%	-
EBITDA	1,648	541	204%	1,648	852	93%
EBITDA Margin	10.1%	5.1%	500 bps	10.1%	5.5%	460 bps
Earnings per Share (2)	0.43	0.28	-	0.43	0.41	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

4

3rd Quarter 2010

Sectoral Performance

The global economy has reported weakness in relation to the third quarter due to the phasing out of economic stimulus packages implemented during 2009.

Brazil also posted some deceleration in economic activity between July and September although not enough to prevent a positive evolution. The unemployment rate measured by the IBGE posted 6.2% of the EAP in September, the lowest level for the series on record. Additionally, inflation rates should not increase as the economy continues to grow.

However, US dollar devaluation against the Real is negatively impacting   Brazilian export revenues when translated into local currency.

Exports – Physical  exports of chicken meat posted year on year growth of 9%  and for the first nine months of 2010, by 5% against 2009, and close to growth forecasts made early this year. The good export volume performance is largely due to shipments to China, Turkey and Egypt. Sales of beef rose 1.8% quarter on quarter. Again, a key export market was Egypt. Despite the volume of pork meat shipments reporting a dip of 1.2% against 2Q10, prices remained at high levels. During the year, the average value of pork meat exports was 13.6% higher than recorded in 2009.

However, the market for pork meats is not the only one revealing price buoyancy. International chicken meat prices also rose 11.5% YTD 2010 (in relation to the same period in 2009) and close to pre-crisis levels. Average beef prices increased 17% on the same comparative basis.

Domestic Consumption – Commercial retail sales volume reported a 2% increase from July to August based on IBGE figures. Check payment referrals to the São Paulo Commercial Association’s Central Credit Protection Service – SCPC - an indicator of commercial activity - reported growth in both September and October, a sign that consumer confidence remains strong. Thus, the outlook is for consumption to remain  robust throughout 4Q10 and that this virtuous cycle will generate more employment and higher overall incomes.

Raw materials – Between July and September 2010, average corn prices on the domestic market rose 7.5% compared with the preceding quarter. The increase was due to rising international prices which in turn stimulated Brazilian producers to increase exports, reducing domestic supplies - a trend reinforced by the Producer Distribution Program (PEP). However, it is worth pointing out that average prices are still 11% lower than those prevailing in 2009.

The average price of soybeans in 3Q10 increased 16.8% against 2Q10 although this is still 11.6% less in relation to 3Q09. Unprocessed soybean prices came under pressure due to prospects for reduced crops and world inventory in 2011.

5

3rd Quarter 2010

Perspectives - China has raised domestic interest rates to slow the growth in a real estate bubble. However, the increase was only a modest one and will not have any marked impact on the country’s growth trajectory. In the United States, uncertainty surrounds the efficacy of expansionist monetary policy since the injection of liquidity is not being channeled to the consumer in full. Thus, the evolution of the credit channels will have to be monitored to verify if recent initiatives will indeed have an impact on US economic activity.

In Brazil, the new government is expected to maintain public spending and at the same time continue policies of increasing income via the minimum wage and the family grant system (‘bolsa família’), thus contributing to the sustainability of domestic demand. The appreciated foreign exchange rate will  contribute to mitigating inflationary pressures, thus translating into a benign combination of a strengthening economy with low inflation.

Investments and Projects

A total of R$ 224.9 million was dedicated to capital expenditures during the quarter and directed towards the expansion in capacity, operational improvements, productivity and new industrial units in Lucas do Rio Verde-MT, Vitória de Santo Antão-PE and Bom Conselho-PE. Investment in poultry and hog breeder stock amounted to R$ 86 million in the quarter. As a result, consolidated investments during the year so far totaled R$ 712.7 million, and are expected to surpass the R$ 1 billion mark for the year as a whole. We underscore that investments necessary for organic growth are at lower levels due to the additional capacity created by new industrial units that were brought on stream at the end of last year and expected to be operating at full capacity by the end of 2011.

Investments

9M10: R$466.1 million

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3rd Quarter 2010

Information Technology – In 2010, the Information Technology area has prioritized the preparation of an integrated systems platform to support the merger between Perdigão and Sadia. Many of the synergies identified in the Integration Project will be captured once these investments have been concluded. The project, which will be take approximately 18 months, involves about 200 people in 4 stages: 1) Upgrade of the SAP system to increase processing capacity;  2) Construction of the Initial Platform; 3) Development of the HR SAP system; and 4) the roll-out of SAP APO – Advanced Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion.

In 2011, the principal focus will be on the conclusion of this project and the unification of IT operations. Synergies will also be captured in the IT area itself due to the increase in scale and optimization of functions analogous between the two companies. In addition, IT will undergo a restructuring in order to better serve  BRF’s operations with more focus on supporting and developing our businesses. We shall also begin a process of international standardization of all our platforms at all our operations to ensure lower operating and maintenance costs.

Operating Performance

Production

During the quarter, the poultry and hog slaughter held steady although meat production was up 4%, reflecting operational improvements. The dairy products business increased 7% with the start up of production from the new Bom Conselho plant in the state of Pernambuco. Other processed

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3rd Quarter 2010

products reported growth of 40%, most notably in the form of margarines, pastas and pizzas as well as the launch of canapés.

				Pro Forma

PRODUCTION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Poultry Slaughter (million heads)	419	420	(0%)	1,210	1,155	5%
Hog/ Cattle Slaughter (thousand heads)	2,743	2,680	2%	7,893	7,709	2%
Production (thousand tons)
Meats	1,042	1,006	4%	2,983	2,820	6%
Dairy Products	300	279	7%	830	777	7%
Other Processed Products	128	91	40%	348	298	17%
Feed and Premix (thousand tons)	2,696	2,635	2%	8,006	7,714	4%

Domestic Market

Gross sales amounted to R$ 4.1 billion, an 8.4% increase. The domestic market continued to experience good demand and our market share remained steady for the principal product categories. The business climate however was dominated by strong cost pressures, principally the result of agricultural commodity prices. Consequently, we have begun to increase our prices in various markets to ensure that there is no margin reduction. We also had price increases to markets for our in-natura products.

The food services channel continues to report a good performance with demand on the boost thanks to effective salary increases and an enlarged varied selection of products on offer. The rising affluence of the class C social group has been instrumental in sustaining growth in both volumes and margins.

Sales DM

	THOUSAND TONS			R$ MILLION
Domestic Market	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.

Meats	467	444	5	2,583	2,447	6
In Natura	114	94	20	571	433	32
Poultry	75	59	26	331	256	29
Pork/Beef	39	35	10	240	177	35
Elaborated/Processed (meats)	354	349	1	2,012	2,014	(0)
Dairy Products	291	268	8	713	689	3
Milk	239	216	11	474	453	5
Dairy Products	51	53	(2)	238	236	1
Other Processed	122	101	20	679	503	35
Soybean Products/ Others	112	90	24	144	160	(10)
Total	992	903	10	4,118	3,799	8
Processed	527	503	5	2,929	2,752	6
% Total Sales	53	56		71	72

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3rd Quarter 2010

	THOUSAND TONS			R$ MILLION

Domestic Market - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,310	807	62	7,269	4,381	66
In Natura	287	165	74	1,443	738	96
Poultry	178	116	54	779	480	62
Pork/Beef	109	50	120	663	258	157
Elaborated/Processed (meats)	1,023	642	59	5,827	3,643	60
Dairy Products	821	760	8	2,037	1,940	5
Milk	672	603	11	1,369	1,259	9
Dairy Products	149	156	(5)	667	681	(2)
Other Processed	345	155	123	1,924	806	139
Soybean Products/ Others	302	201	50	457	379	21
Total	2,778	1,922	45	11,687	7,506	56
Processed	1,517	953	59	8,418	5,130	64
% Total Sales	55	50		72	68

Meat – Sales revenue in 3Q10 rose 5.6% and volumes, 5.3%, with a gain of 660 basis points in profitability of added value products. Average price increase was 0.2% due to the sales mix which incorporated growth of 20.2% in volumes of in-natura items and an increase in the sales of specialty meat products with lower average prices albeit with increased margins.

Dairy Products – Product volumes rose 8.4% in 3Q09 and equivalent to an increase of 3.4% in revenues. The average costs of milk collection continued under pressure and reflecting in the margins for this segment. When compared to 3Q09 and the year as a whole when the segment reported a more positive performance, average sale prices for the quarter under review were 5% lower.

Other processed products – Revenues and volumes were 35% and 20% higher, respectively, representing a 440 basis points improvement in operating result. Margarines, pastas and pizzas put in a particularly strong performance in addition to the product launches in this segment.

Market Share - %

In Volumes

9

3rd Quarter 2010

Source: Ac Nielsen – Accumulated 2010

*Preliminary data

Exports

In line with Company forecasts, exports continue to report an improvement in margins and a recovery in demand and prices in the leading markets. Exports totaled R$ 2.4 billion, an increase of 4.5% in sales revenue and 10.4% by volume. Average US Dollar prices-FOB (Free on Board) was stable in relation to 3Q09. The average currency translation impact was 6.2% in 3Q10 compared with 3Q09 resulting in an average decline of 5.3% in prices in Brazilian Reals and consequently, a reduction in export revenues in local currency terms.

Meat – Meat volumes posted an increase of 10.6% and revenue 5.8% higher. Average prices fell 6.3% in Reais due to the currency translation effect. However, Middle Eastern and European markets have been registering an improved performance.

Dairy Products – BRF recorded a reduction in shipped dairy product volume of 47% due to a continued scenario of weaker international demand and with inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 48% in Brazilian Reals, with the business focused principally on markets in the Middle East and Africa, and an improved export mix contributing to better margins.

Export Markets

	THOUSAND TONS			R$ MILLION
Exports	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.

Meats	595	538	11	2,388	2,257	6
In Natura	501	471	6	1,926	1,869	3
Poultry	426	396	8	1,529	1,520	1
Pork/Beef	75	75	(1)	397	350	14
Elaborated/Processed (meats)	93	66	41	461	387	19
Dairy Products	0	1	(47)	2	3	(22)
Milk	0	0	(100)	0	2	(100)
Dairy Products	0	0	56	2	1	137
Other Processed	7	4	68	27	18	55
Soybean Products/ Others	6	9	(30)	4	39	(89)
Total	608	551	10	2,421	2,316	5
Processed	101	71	43	491	406	21
% Total Sales	17	13		20	18

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3rd Quarter 2010

	THOUSAND TONS			R$ MILLION
Exports - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	1,734	1,099	58	6,913	4,598	50
In Natura	1,470	951	55	5,594	3,726	50
Poultry	1,255	797	57	4,456	2,998	49
Pork/Beef	215	154	40	1,138	728	56
Elaborated/Processed (meats)	264	148	79	1,320	872	51
Dairy Products	2	3	(29)	13	15	(13)
Milk	0	2	(91)	1	10	(91)
Dairy Products	2	1	93	12	5	141
Other Processed	11	5	145	51	19	167
Soybean Products/ Others	6	9	(30)	4	39	(89)
Total	1,753	1,115	57	6,982	4,671	49
Processed	278	154	81	1,383	896	54
% Total Sales	16	14		20	19

The Company reported the following performance in its leading overseas markets in the period:

• Europe –Although the economy weakened in certain countries such as Portugal, Ireland, Greece and Spain, we were able to report an improvement in performance for the region overall due to pricing pressure on the commodities most used by the company – corn and soybeans. This was instrumental in allowing the Company to increase its prices for meat products in the European market.

• Middle East – This market is currently at the recovery stage in prices and demand following the normalizing of supply which was running at high levels due to strong export flows both from the United States and Brazil.

•  Far East – The Japanese market continues to indicate improving import prices. After a turbulent period, the Hong Kong market’s commercial flows of imported products have stabilized. Meanwhile, demand from China continues buoyant, notably following the installation of an office in the financial center of Shanghai to provide support to our team as well as enhanced customer relationship.

•  Eurasia – Sales to this market continue robust in relation to demand both for poultry as well as pork meat.

• Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products.

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3rd Quarter 2010

Exports by Region - CL

 (% net sales revenue)

Net Sales  – Net sales reached R$ 5.7 billion in 3Q10, 7.7% higher and an increase of 3.1% in relation to 2Q10 due to the good performance  for both domestic and export markets.

Breakdown in Net Sales (%) - CL

For the first nine months of the year, the Company reported net sales revenue of R$ 16.3 billion, a 4.2% improvement on a pro-forma basis and 53.6% higher by Corporate Law criteria and incorporating the results for Sadia as from July 2009.

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3rd Quarter 2010

Cost of Sales – Cost of sales fell 1.8% and reflected in a gain in margin of 700 basis points from 79.2% to 72.2% as a percentage of Net Sales. This improvement was achieved thanks to a reduction in the cost of the leading raw materials and materials for direct use as well as the equalization of production volumes this year which also contributed to the improvement in fixed production costs.

For the first nine month period, cost of sales fell 3.3% on a comparative pro-forma basis and increased 42.2% on a Corporate Law criteria basis, although also registering gains as a function of the proportionally faster growth in Net Sales in relation to cost of sales.

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.6 billion, a gain of 44.1%, reflected in the 700 basis points improvement in gross margin from 20.8% to 27.8% of the Net Sales, in turn benefiting from a year on year growth in revenue and a reduction in production costs. For the accumulated period ending September 2010, Gross Profit amounted to R$ 4.4 billion – 31.8% more when using a pro-forma comparative basis and 96.4% in corporate law, again reflecting the gradual and consistent recovery in performance.

Operating Expenses – Operating expenses were up by 12.3% due to the need for investments in marketing, improvements in IT systems and disbursements in consultancy fees for work on the integration process as well as the hiring of new executives.

As we had already forecast, the captured synergies this year will be absorbed by expenses and investments necessary for the integration process which will generate gains for the Company as from next year onwards.

Total operating expenses amounted to R$ 3.3 billion for the first nine months of 2010, 3.7% greater on a pro-forma basis and 53.1% higher when compared using Corporate Law criteria.

Operating Income and Margin – With the improvements reported in business performance, operating income before financial expenses (EBIT) reached R$ 416.1 million. This was a significant gain of 613.4%, translating into an improved year on year operating margin 620 basis points from 1.1% to 7.3%. When set against 2Q10, there was a gain of R$ 23.2 million in operating income for the quarter under review. For the accumulated 9M10 period, there was a gain of 570 basis points in operating margin, the result of an expected gradual recovery in results following the unfavorable situation experienced by the global markets in the preceding year.

Financial Results –  By virtue of the financial discipline implemented through a policy of hedge accounting and the lengthening of the gross debt maturity profile, the Company reported net financial expenses of R$ 46.9 million in 3Q10 against R$ 169.8 in 2Q10. In 2009, we posted net financial income due to the foreign exchange translation impact on our net exposure

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3rd Quarter 2010

and financial cash investments resulting from the R$ 5.3 billion raised through our primary share offering.

Net debt as at September 30 2010 remained stable in relation to 2Q10 at R$ 3.9 billion. This corresponded to a reduction of 15% compared to September 30 2009 in spite of disbursements for investments in capital expenditures.

The net debt/EBITDA ratio fell to 1.9 times due to improved cash generation year to date and the compatibility of net debt and the Company’s operations. Consolidated currency exposure was US$ 17 million (long position) and contemplated in the implemented hedge accounting policy now in place, against US$ 1.2 billion reported for the preceding year.

Debt Profile

R$ Million	09.30.2010			09.30.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,328	1,931	3,259	4,127	(21%)
Foreing Currency	609	3,512	4,122	4,882	(16%)
Gross Debt	1,938	5,443	7,381	9,009	(18%)
Cash Investments
Local Currency	902	210	1,112	3,173	(65%)
Foreing Currency	2,158	261	2,419	1,293	87%
Total Cash Investments	3,060	471	3,531	4,466	(21%)
Net Accounting Debt	(1,122)	4,972	3,850	4,543	(15%)
Exchange Rate Exposure* - US$ Million			17	(1,172)	-
* Exchange rate exposure in Corporate Law

Other Operating Results – Relates largely to the costs of idle capacity – the result  of new plants still at a pre-operational stage in Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 106.7 million against R$ 25.0 million for the previous year due to the negative results reported at Sadia in the latter period.

Net Income and Net Margin – BRF posted a net income of R$ 189.7 million in the quarter corresponding to a net margin of 3.3% and a decline of 10.3% in relation to 3Q09, reflecting the financial income for the latter period. However, there was a growth of R$ 58 million in 3Q10 compared with 2Q10. The improvement in the net result was due to the better operating performance reported for the quarter. For the accumulated nine-month period, net income reached R$ 373.9 million, 5.7% higher on a pro-forma basis and 51.5% up using Corporate Law criteria.

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3rd Quarter 2010

EBITDA – Our EBITDA reached R$ 613.6 million during 3Q10, registering a gain of 110.8% compared with 3Q09 and reflecting the Company’s forecasted consistent and gradual improvement in results with an EBITDA margin of 10.8% against 5.5% (a 530 basis points gain). BRF recorded a quarter on quarter gain of 4.5%, representing additional cash generation of R$ 26.4 million in the quarter.

Operating cash generation for the first nine months of 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 1.6 billion, 93.5% better than the same period in 2009 on a pro-forma basis and 204.4% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses.

Breakdown of Ebitda - CL

EBITDA - R$ Million	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Net Income	190	211	(10)	374	115	226
Non Controlling Shareholders	3	(5)	-	1	(5)	-
Employees / Management Profit Sharing	13	7	77	25	7	257
Income Tax and Social Contribution	107	25	326	113	171	(34)
Net Financial	47	(223)	-	373	(290)	-
Equity Accounting and Other Operating Result	44	16	184	183	48	279
Depreciation, Amortization and Depletion	211	260	(19)	579	495	17
= EBITDA	614	291	111	1,648	541	204

Shareholders’ Equity – Shareholders Equity as of September 30 2010 stood at R$ 13.6 billion against R$ 13.2 billion on September 30 2010, 2.97% higher with a return on equity of 2.84% when calculated on the net accumulated result for the first nine months of the year in relation to the initial shareholders’ equity.  Worthy of note is that in the third quarter of 2009, funds from the primary share offering were absorbed into the cash position at the same time as the share incorporations were concluded as part of the merger process with Sadia.

Combination of the Businesses –The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

Shareholder Remuneration – On August 27 2010, the Company paid out R$ 53.2 million in interest on shareholders’ equity, equivalent to R$ 0.061136430 per share in accordance with the resolution adopted at the Board of Directors meeting of June 17 2010 with the retention of Withholding Tax at source in accordance with the current legislation.

15

3rd Quarter 2010

Stock Market

Performance

Performance	3Q10	3Q09	YTD 10	YTD 09

Share price - R$*	25.75	23.60	25.75	23.60
Traded Shares (Volume) - Millions	129.4	238.6	433.4	438.0
Performance	8.6%	25.9%	13.5%	58.7%
Bovespa Index	13.9%	19.5%	1.2%	63.8%
IGC (Brazil Corp. Gov. Index)	18.7%	22.6%	10.0%	63.9%
ISE (Corp. Sustainability Index)	9.3%	21.4%	2.6%	48.9%

Share price - US$*	15.53	13.31	15.53	13.31
Traded Shares (Volume) - Millions	75.8	87.3	215.8	177.6
Performance	17.1%	39.5%	18.6%	101.9%
Dow Jones Index	10.4%	15.0%	3.5%	10.7%

* Closing Price

The Company’s shares and ADRs outperformed the leading stock indices and sector players. The average daily financial volume traded on the Bovespa and the NYSE – New York Stock Exchange amounted to US$    43.9 million in the quarter, 22.9% less due to the primary share offering and the share incorporations in 3Q09. For the 9M10 period, average daily liquidity was US$ 46.0 million, a year on year increase of 43.5%.

16

3rd Quarter 2010

Social Balance

BRF employs 114,292 at the production and commercial units and in the corporate divisions.

In the third quarter 2010, BRF invested R$2 million in programs for employee development and skills training. During the quarter under review, the Company began its first Generation BRF Trainees program, the purpose being to attract, retain and develop young professionals. The Company received 15 thousand applications and candidates are currently undergoing a selection process.

The Company runs SSMA (Health, Safety and Environmental) management and professional development programs together with ongoing programs to provide a better quality of life. In addition, we maintain various social outreach programs for the communities in which BRF’s operations are located.

17

3rd Quarter 2010

The Company also sponsors staff sporting activities. During this third quarter, the traditional 5-kilometer races were held in various regions of the country with the participation of BRF’s employees.  Another important event was Social Action. This takes place every year with the objective of contributing to the exercising of citizenship through volunteer initiatives and the promotion of development of the communities where we have our operations. Free services are offered in the areas of health, citizenship, education, culture, leisure and sport.

In partnership with the Launch Yourself into the Future Institute, BRF is investing R$ 1 million per year to sponsor the training of athletes with the purpose of social inclusion of youths from low income backgrounds and the search for talents in Brazilian athletics.

Stock Option Plan – On August 26 2010, the Board of Directors authorized the amount of 1,576,911 (one million, five hundred and seventy-six thousand and nine hundred and eleven) stock options, granted to 35 executives with a maximum exercise tenor of five years as established under the Compensation Plan Regulations based on shares approved by the O/EGM held on March 31 1010.

Added Value(CL)

Added Value Distribution	YTD 10	YTD 09

Human Resources	2,303	1,469
Taxes	2,493	1,645
Interest	862	(419)
Interest on shareholder's equity	53	0
Retention	321	115
Non-controlling shareholders	1	(5)
Total	6,033	2,805

Corporate Governance

Corporate Structure – On September 23 2010, BRF – Brasil Foods S.A.’s  Board of Executive Officers was elected, encompassing the positions contemplated in the positions defined in the corporate structuring and constituted as follows: José Antonio do Prado Fay, Chief Executive Officer; Antonio Augusto de Toni, Vice President for Export Markets; Gilberto Antônio Orsato, Vice President for Human Resources; Leopoldo Viriato Saboya, Vice President for Finance, Administration and Investor Relations (CFO); Nelson Vaz Hacklauer, Vice President for Strategies and M&A; Nilvo Mittank, Vice President for Operations and Technology (COO); Fabio Medeiros Martins da Silva, Vice President of Dairy Products; Wilson Newton de Mello Neto, Vice President for Corporate Affairs; Luis Henrique Lissoni, Vice President for the Supply Chain. The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon

18

3rd Quarter 2010

the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors.

Diffused Control – Equal Rights

As of October 31, 2010

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopt the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements.

19

3rd Quarter 2010

Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on November 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on September 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

We remain confident that CADE will fully approve the operation in view of the absence of any significant entry barriers in the industry as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

Sustainability Management – As part of the process of implementing Version 3 of the Global Reporting Initiative’s (GRI) guidelines and improving sustainability management and governance, on November 9, BRF - Brasil Foods will hold its first Onsite Panel for Stakeholders. The objective is to engage the Company’s stakeholders and identify the most important aspects of sustainability upon which BRF should be focusing in its reports.

20

Attachment I

BRF - Brasil Food S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR PERIOD ENDED

(R$ Million)

BALANCE SHEET - Corporate Law	09.30.2010	09.30.2009

ASSETS	24,972	25,518
CURRENT ASSETS	9,516	11,048
NONCURRENT ASSETS	15,456	14,470
Long Term Assets	2,648	2,191
Investments	23	3,458
Property, Plant and Equipment	9,382	6,989
Intangible	3,244	1,617
Deferred Charges	158	216
LIABILITIES AND SHAREHOLDERS' EQUITY	24,972	25,518
CURRENT LIABILITIES	4,897	5,569
LONG TERM LIABILITIES	6,504	6,773
NON CONTROLLING SHAREHOLDERS	8	4
SHAREHOLDERS' EQUITY	13,562	13,172
Capital Stock Restated	12,460	12,465
Reserves/Accumulated earnings	1,104	819
Equity Evaluation Adjustment	52	(45)
Interest on shareholders' equity	(53)	-
Treasury Shares	(1)	(68)

INCOME STATEMENT - Corporate Law	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

GROSS SALES	6,540	6,115	7%	18,669	12,177	53%
Domestic Sales	4,118	3,798	8%	11,687	7,506	56%
Exports	2,421	2,316	5%	6,982	4,671	49%
Sales Deductions	(838)	(821)	2%	(2,388)	(1,577)	51%
NET SALES	5,702	5,294	8%	16,281	10,600	54%
Cost of Sales	(4,114)	(4,191)	(2%)	(11,900)	(8,370)	42%
GROSS PROFIT	1,588	1,102	44%	4,381	2,230	96%
Operating Expenses	(1,172)	(1,044)	12%	(3,301)	(2,156)	53%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	416	58	613%	1,080	74	1357%
Financial Expenses, net	(47)	223	-	(373)	290	-
Other Operating Results/Equity Accounting	(58)	(43)	35%	(194)	(76)	154%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	312	238	31%	513	288	78%
Income Tax and Social Contribution	(107)	(25)	326%	(113)	(171)	(34%)
Employees / Management Profit Sharing	(13)	(7)	77%	(25)	(7)	257%
Non-controlling shareholders	(3)	5	-	(1)	5	-
NET INCOME	190	211	(10%)	374	115	226%
ADJUSTED NET INCOME*	190	211	(10%)	374	247	52%
EBITDA	614	291	111%	1,648	541	204%

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

21

 Attachment II

				Pro - forma
INCOME STATEMENT - R$ MILLION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Gross Sales	6,540	6,115	7	18,669	18,014	4
Domestic Market	4,118	3,798	8	11,687	10,948	7
Exports	2,421	2,316	5	6,982	7,066	(1)
Sales Deduction	(838)	(821)	2	(2,388)	(2,384)	0
Net Sales	5,702	5,294	8	16,281	15,630	4
Cost of Sales	(4,114)	(4,191)	(2)	(11,900)	(12,306)	(3)
Gross Profit	1,588	1,102	44	4,381	3,325	32
Operating Expenses	(1,172)	(1,044)	12	(3,301)	(3,185)	4
Income Before Financial Results (EBIT)	416	58	613	1,080	140	670
Financial Expenses, Net	(47)	223	-	(373)	636	-
Other Operating Results/Equity Accounting	(58)	(43)	35	(194)	(82)	136
Income after Financial Expenses and Other	312	238	31	513	695	(26)
Income Tax and Social Contribution	(107)	(25)	326	(113)	(473)	(76)
Employees'/Manangement Profit Sharing	(13)	(7)	77	(25)	(13)	93
Non Controlling Shareholders	(3)	5	-	(1)	13	-
Net Income	190	211	(10)	374	222	69
Net Margin	3.3%	4.0%	(70 bps)	2.3%	1.4%	90 bps
Adjusted Net Income*	190	211	(10)	374	354	6
Adjusted Net Margin	3.3%	4.0%	(70 bps)	2.3%	2.3%	-
EBITDA	614	291	111	1,648	852	93
EBITDA Margin	10.8%	5.5%	530 bps	10.1%	5.5%	460 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

22

 Attachment III

PRO FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,310	1,246	5	7,269	6,938	5
In Natura	287	260	11	1,443	1,178	22
Poultry	178	171	4	779	713	9
Pork/Beef	109	88	24	663	465	43
Elaborated/Processed (meats)	1,023	986	4	5,827	5,759	1
Dairy Products	821	760	8	2,037	1,940	5
Milk	672	603	11	1,369	1,259	9
Dairy Products	149	156	(5)	667	681	(2)
Other Processed	345	303	14	1,924	1,561	23
Soybean Products/ Others	302	292	3	457	509	(10)
Total	2,778	2,600	7	11,687	10,948	7
Processed	1,517	1,445	5	8,418	8,001	5
% Total Sales	55	56		72	73

	THOUSAND TONS			R$ MILLION
Exports	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,734	1,623	7	6,913	6,904	0
In Natura	1,470	1,391	6	5,594	5,556	1
Poultry	1,255	1,172	7	4,456	4,449	0
Pork/Beef	215	220	(2)	1,138	1,107	3
Elaborated/Processed (meats)	264	231	14	1,320	1,348	(2)
Dairy Products	2	3	(29)	13	15	(13)
Milk	0	2	-	1	10	(91)
Dairy Products	2	1	93	12	5	141
Other Processed	11	13	(10)	51	108	(53)
Soybean Products/ Others	6	10	(38)	4	39	(89)
Total	1,753	1,648	6	6,982	7,066	(1)
Processed	278	245	13	1,383	1,461	(5)
% Total Sales	16	15		20	21

	THOUSAND TONS			R$ MILLION

Total	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	3,044	2,868	6	14,183	13,842	2
In Natura	1,757	1,651	6	7,036	6,734	4
Poultry	1,433	1,343	7	5,235	5,162	1
Pork/Beef	324	308	5	1,801	1,573	15
Elaborated/Processed (meats)	1,287	1,217	6	7,147	7,107	1
Dairy Products	823	762	8	2,050	1,955	5
Milk	672	605	11	1,370	1,269	8
Dairy Products	151	157	(4)	680	686	(1)
Other Processed	356	316	13	1,974	1,669	18
Soybean Products/ Others	308	301	2	462	549	(16)
Total	4,531	4,248	7	18,669	18,014	4

Processed	1,794	1,690	6	9,801	9,462	4
% Total Sales	40	40		52	53

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009 an agreement was signed with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 12, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director